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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 Schedule 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)(1)

                    Integrated Systems Consulting Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.005 par value
                         (Title of Class of Securities)

                                   45813K 10 7
                                 (CUSIP Number)

          James A. Ounsworth, Senior Vice President and General Counsel
                           Safeguard Scientifics, Inc.
        800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087
                                 (610) 293-0600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Safeguard Scientifics, Inc.                 #23-1609753

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      / X /
                                                                (b)      /   /
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  0

         8.       SHARED VOTING POWER

                  0

         9.       SOLE DISPOSITIVE POWER

                  0

         10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 /     /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14.      TYPE OF REPORTING PERSON*
         CO

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CUSIP No. 45813K 10 7                                13D

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Safeguard Scientifics (Delaware), Inc.               #51-1291171

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      / X /
                                                                (b)      /   /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                               /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         7.       SOLE VOTING POWER

                  0

         8.       SHARED VOTING POWER

                  0

         9.       SOLE DISPOSITIVE POWER

                  0

         10.      SHARED DISPOSITIVE POWER

                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 /     /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

14.      TYPE OF REPORTING PERSON*
         CO

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         The Schedule 13D initially filed on September 21, 1998 (the "Schedule
13D"), by the signatory hereto relating to the common stock, $.005 par value per share (hereinafter referred to as the "Shares") of Integrated Systems Consulting Group, Inc., whose principal executive offices are located at 575 East Swedesford Road, Wayne, PA 19087, is hereby amended by this Amendment No. 1 to the Schedule 13D as follows:


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         On December 18, 1998, First Consulting Group, Inc. (FCGI) acquired Issuer through the merger of a wholly-owned subsidiary into Issuer, as a result of which Issuer became a wholly owned subsidiary of FCGI. All securities of Issuer held by each Reporting Person and by each executive officer, director, and controlling person, if any, were exchanged for shares of common stock of FCGI based on an exchange ratio of 0.77 shares of common stock of FCGI for each share of Issuer's common stock, plus a cash payment for any fractional shares equal to the fractional share multiplied by $18.8125, the closing price of a share of FCGI common stock on December 18, 1998.


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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


Dated: December 29, 1998            Safeguard Scientifics, Inc.




                                    By:      /s/ JAMES A. OUNSWORTH
                                             -----------------------------------
                                             James A. Ounsworth
                                             Sr. Vice President, General
                                             Counsel and Secretary


Dated: December 29, 1998            Safeguard Scientifics (Delaware),
                                    Inc.


                                     By:      /s/ JAMES A. OUNSWORTH
                                             -----------------------------------
                                              James A. Ounsworth
                                              Vice President and Secretary

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